SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02031373

FORM 6-K

RECEIVED
MAR 1 8 2002
363
SEC MAIL PROCESSING SECTION

P.E. 3/1/02

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2002

TESMA INTERNATIONAL INC.

1000 Tesma Way, Concord, Ontario L4K 5R8

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

PROCESSED
APR 2 4 2002
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

TESMA INTERNATIONAL INC. (Registrant)

By: \s\Stefan T. Proniuk
Stefan T. Proniuk
Vice-President, Secretary and General Counsel

Date: March 15, 2002

EXHIBITS

Exhibit 1	The Fiscal 2002 Second Quarter Report to Shareholders of the Registrant, including its unaudited consolidated financial statements for the three and six month periods ended January 31, 2002.

Exhibit 1


302.1
282.3
313.3
304.5
316.9
317.7
Q1 FY01
Q2 FY01
Q3 FY01
Q4 FY01
Q1 FY02
Q2 FY02

Sales ($M)


22.8
17.8
22.6
25.6
22.0
14.4
Q1 FY01
Q2 FY01
Q3 FY01
Q4 FY01
Q1 FY02
Q2 FY02

Net Income ($M)


44
49
49
50
51
57
Q1 FY01
Q2 FY01
Q3 FY01
Q4 FY01
Q1 FY02
Q2 FY02

N.A. Content Per Vehicle (including Mexico) ($)


0.77
0.60
0.77
0.86
0.75
0.49
Q1 FY01
Q2 FY01
Q3 FY01
Q4 FY01
Q1 FY02
Q2 FY02

Diluted EPS ($)

Dear Shareholders:

We are pleased to present our results for the second quarter of fiscal 2002 ended January 31, 2002.

Financial Highlights

- Consolidated results represent the 26th consecutive quarter (on a comparative year-over-year basis) of record sales since going public in 1995.
- Sales rose 9% to $634.6 million for the six month period, compared with $584.4 million in the prior year and for the second quarter rose 13% to $317.7 million compared to $282.3 million for the second quarter of fiscal 2001.
- North American and European vehicle production volumes for the first six months both declined by 6% from the prior year.
- Content per vehicle increased 16% and 11% in North America and Europe to $53.97 and €14.37, respectively, compared to the same six month period a year ago.
- Income before income taxes for the six month period decreased 12% to $56.4 million from $64.1 million in the comparable period in fiscal 2001 and for the quarter decreased 15% to $23.6 million from $27.8 million in 2001.
- Net income for the year decreased to $36.5 million versus $40.6 million a year ago and in the second quarter decreased 19% to $14.4 million compared to $17.8 million in the prior year.
- Diluted earnings per share for the six month period decreased to $1.23 from $1.37 a year ago and for the quarter was $0.49 compared to $0.60 in 2001.

On March 12, 2002, we announced the end of the merger discussions between Tesma and Magna Steyr due to the additional vehicle assembly capacity being acquired by Magna Steyr in the Eurostar transaction. This decision followed the announcement made on December 11, 2001 that we would not, at that time, proceed with the specific Magna Steyr transaction described in our proxy circular dated November 1, 2001, but would consider further merger alternatives. Given the current favourable market conditions and our strong position in the industry, we believe that we can accelerate Tesma's powertrain growth, add critical mass and expand our key engineering resources by means other than the merger. Accordingly, with the support of our Board of Directors, Tesma's management team is committed to aggressively exploring powertrain business opportunities through the acquisition of new products and technologies, joint ventures and our own research and advanced product development efforts.

Additional financial and operating highlights are outlined in the attached Management's Discussion and Analysis of Results of Operations and Financial Condition for the two quarters ended January 31, 2002.

Manfred Gingl
President and CEO

Anthony E. Dobranowski
Executive Vice President and
Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE TWO QUARTERS ENDED JANUARY 31, 2002

Tesma International Inc. (Tesma or the Company) designs, engineers, tests and manufactures technologically-advanced powertrain (engine, transmission and fuel) components, modules and systems for the global automotive industry. Employing over 4,600 skilled and motivated people in 22 manufacturing and 2 research facilities located in North America, Europe and Asia, Tesma is leveraging its leading-edge technology, high-quality products and strong customer relationships to generate industry-leading sales growth and superior financial performance.

The following interim management's discussion and analysis of the consolidated operating results and financial position of Tesma for the three and six months ended January 31, 2002 and 2001 should be read in conjunction with the accompanying consolidated financial statements and notes thereto and with the consolidated financial statements and notes for the year ended July 31, 2001 and management's discussion and analysis in Tesma's 2001 Annual Report.

Overview

In the first six months of fiscal 2002, Tesma was able to report continued top line growth despite significant declines in both North American and European vehicle production volumes. Tesma's profitability has been negatively impacted during this period, as we continue to expand and focus resources on the launch of new programs and in preparation for future product launches. During this period, we added $125 million in new business to our order backlog including our fourth front cover module program, our first North American fuel tank assembly contract and new supply arrangements with Honda, Nissan, Fiat and our other major customers.

To maintain its track record of strong growth and financial performance, Tesma will: expand its production of modules and systems by focusing on value added, highly engineered and proprietary products, continue to innovate through advanced R&D programs, build on its strong customer relationships and pursue international growth opportunities through strategic acquisitions, internal growth and production efficiencies.

Vehicle Volumes

North American vehicle production volumes for the first 6 months of fiscal 2002 were 7.9 million units, down 6% from the prior year and for the quarter were 3.8 million units, a 2% increase over the prior year, as attractive financing rates offered by the "Big Three" OEMs spurred consumer demand. European vehicle production year-to-date was also down 6% from the prior year to 7.4 million units and for the quarter was down 8% to 3.9 million units from 4.2 million units in the comparable period last year. However, in Europe many of our major customers including VW Group, Opel, Ford and Fiat experienced declines exceeding 14% for the quarter.

Results of Operations

Sales

Tesma's consolidated sales for the six month period totaled $634.6 million, an increase of 9% over the $584.4 million of consolidated sales for the comparable period in fiscal 2001. Sales for the quarter increased by 13% to $317.7 million.

Tesma operates 15 manufacturing facilities in North America (13 in Canada and 2 in the U.S.) employing 3,400 employees. For the six month period, the Company's North American operations reported sales of $506.3 million, an increase of 9% over the same period in fiscal 2001. For the quarter, sales were up 17% to $254.4 million. This improvement in both the quarter and year-to-date reported sales reflects the increased volumes or content on the Vortec 4200 engine used in the GM SUV family, the GM L850 and Line 6 engine programs and Ford's Modular V8 engine program. In addition, it reflects the continuing ramp up of the Allison LCT transmission program, the GM 1/2 accumulator cover business, new content on GM's 4L60E transmission, increased volumes on certain tensioner and alternator decoupler programs, increased exports to Europe and a stronger U.S. dollar, offset by the significant decrease in North American vehicle production volumes, givebacks to various OEM customers and a lower realized exchange rate on Euro denominated sales.

Tesma's 5 European operations, located in Germany and Austria, employ 1,080 employees. For the first six months of fiscal 2002, the Company's European operations generated sales of $115.5 million versus $103.0 million in the same period of fiscal 2001. Much of this 12% growth was attributable to higher engineering and tooling sales for upcoming fuel tank production launches for the VW Group and Volvo, as well as new launches of engine and drivetrain programs and fuel components and accessories. In addition, the strengthening of the Euro relative to the Canadian dollar caused translated sales to increase by approximately $6.2 million compared to the same period a year ago. During the second quarter, sales increased by 6% to $57.1 million from $53.7 million a year ago, despite the 8% decline in vehicle production volumes.

Tesma's 2 Asian manufacturing facilities in South Korea employ 180 people. For the first six months of fiscal 2002, sales decreased 18% to $19.6 million versus $24.0 million a year earlier and for the quarter, sales were down 20% to $10.1 million. The decline for the six months and the quarter is due primarily to significantly reduced North American production volumes, in particular on the volumes of the Ford FN oil pump used in the Focus and CW170 programs, and a significant weakening of the Korean Won relative to the Canadian dollar, which was only partially offset by the launch of new products for GM and Volkswagen.

Tooling and other sales for the six months decreased by 6% or $1.7 million to $28.9 million and for the quarter decreased to $15.3 million compared to $19.1 million a year ago.

During the six month period, the net impact of fluctuations in foreign currencies in which Tesma transacts a significant portion of its business was an increase in sales of approximately 1% (2% decrease in the first six months of fiscal 2001) and for the quarter, 1%, primarily as a result of the increase in the values of the Euro and U.S. dollar relative to the Canadian dollar. This increase, which also affects all other items on the statement of income (but not to the same extent as sales), occurs primarily on the translation of self-sustaining foreign subsidiaries at higher average exchange rates in the fiscal 2002 period versus the same period in fiscal 2001.

Despite some significant production cutbacks in our major automotive markets, Tesma's sales continue to grow in all geographic regions, reflecting our product diversity and vehicle platform independence. Continued program launches and volume increases on some key engine and transmission programs caused our sales to North American customers, our most significant market, to increase by 8% to $441.3 million from $408.9 million in the comparable six month period in fiscal 2001, representing 70% of our consolidated sales (70% in fiscal 2001). This sales increase resulted in Tesma's North American content per vehicle for the six months to increase to $53.97 from $46.38 and for the quarter rose to $56.90 from $48.91 a year ago. The Company anticipates engine builds may have exceeded car platform builds in January, such that content per vehicle for the quarter would be normalized in the $52 to $53 range. Sales to North American customers in the second quarter increased to $221.5 million from $194.5 million in the comparable quarter a year ago.

Fueled by the strength of the Euro, higher tooling sales and new business, sales to European-based customers for the six month period grew to $168.2 million from $149.6 million in the comparable period for fiscal 2001, representing 27% of Tesma's consolidated sales (26% in fiscal 2001). In the quarter, sales to European-based customers increased by 11% to $83.6 million compared to $75.3 million in the second quarter of 2001, even though production volumes dropped 8%. Our European content per vehicle (presented in Euro to exclude the impact of foreign exchange fluctuations) increased for the six months by approximately 11% to €14.37 compared to €12.99 for the same period a year ago.

For the six month period, sales to Asia-Pacific customers increased 16% to $14.3 million in fiscal 2002 from $12.3 million for the same period in fiscal 2001 and for the quarter grew to $7.0 million compared to $5.6 million a year ago. Sales to these customers continue to represent approximately 2% of Tesma's consolidated sales. The market in South America continues to face a difficult economic climate in fiscal 2002 and our sales to this region declined by 4% to $7.7 million for the six months and accounted for approximately 1% of Tesma's consolidated sales.

Sales to our four largest worldwide customers: GM, Ford, DaimlerChrysler and the Volkswagen Group were 76% of total sales, down from 77% for the comparable six month period in fiscal 2001. Our sales to GM's global operations, our largest customer group, increased to 42% of our consolidated sales from 40% in the same period a year ago. While no single product sold to any customer accounted for more than 10% of Tesma's consolidated sales in fiscal 2002 or 2001, our largest engine or transmission dependence continues to be on the GM Gen III engine program.

Gross Margin

Gross margin as a percentage of sales decreased by 1.7% in the first six months of 2002 to 21.5% compared to 23.2% a year earlier and decreased in the quarter to 21.0% from 22.3% in the comparable quarter a year ago.

For the first six months of fiscal 2002, the positive impact of our improved operating efficiencies and growth in content per vehicle in both North America and Europe was more than offset by the significant decline in both North American and European vehicle production volumes, customer pricing concessions, high operating costs at facilities which are launching several new programs for GM (including Saturn), Volkswagen, DaimlerChrysler, Ford, Porsche and SPT, continued losses at our die casting facility in Germany and increased engineering and development activities at our European fuel divisions, as they prepare to launch new fuel tank and filler pipe programs. These same factors were also the main contributors to the decrease in our gross margin for the quarter as compared to the same period last year.

Income Before Income Taxes

Income before income taxes decreased 12% to $56.4 million for the six month period from $64.1 million in the prior year and for the second quarter declined to $23.6 million from $27.8 million in the second quarter of fiscal 2001.

The effect of the $3.8 million increase in the second quarter gross margin was more than offset by higher depreciation charges, financing costs, affiliation fees and selling, general and administrative (S, G & A) costs.

S, G & A costs for the six month period increased to $40.9 million compared to $39.0 million for the comparable period of fiscal 2001, but declined as a percentage of consolidated sales to 6.5% in fiscal 2002 from 6.7% a year ago. For the quarter, S, G & A increased significantly to $22.2 million or 21% higher than the $18.3 million for the second quarter of fiscal 2001. The significant increase in S, G & A costs in the quarter was primarily the result of recording a $1.1 million charge pertaining to costs incurred on the abandoned merger between Tesma and Magna Steyr and severance costs totaling $1.6 million. The remainder of the increase is due to additional personnel added to further develop our Group structure and to support operations with new program launches, offset by a decrease in incentive based compensation. For the year, a net recovery booked in the first quarter for amounts received from a customer that had previously been written off reduced the year-to-date growth in costs.

Depreciation and amortization expense for the first six months of fiscal 2002 increased 13% to $28.5 million from $25.2 million a year ago and for the quarter was $14.8 million compared to $13.0 million a year ago. The Company did not record any amortization of existing goodwill during the first six months ($0.9 million recorded in the same period a year ago), as the new non-amortization rules for goodwill under both Canadian and U.S. GAAP were adopted prospectively by the Company on August 1, 2001. The absolute increase in the year-to-date depreciation charges was the result of our continuing investment in capital assets - primarily new equipment and facilities. Thus far, capital expenditures for fiscal 2002 total $75.9 million, net of disposals, representing a significant increase over the same six month period a year ago. These capital expenditures will result in higher depreciation charges for the future.

Net interest expense increased during the first six months of the year to $1.7 million from $0.4 million for the comparable period in fiscal 2001 and for the quarter was up 120% to $1.1 million. The increase in net interest expense for the quarter and six months year-to-date resulted primarily from lower levels of cash available for investment in short-term interest-earning investments.

Due to the increased sales levels in the current year, affiliation fees to Magna International Inc. (Magna) for the first six months increased 27% to $9.0 million from $7.1 million for the same period a year ago and for the quarter were $5.1 million compared to $3.4 million incurred in the quarter a year ago. Cost reimbursements of $1.3 million were also recorded in the current quarter for various specific services furnished by Magna during calendar 2001 which were not previously provided for.

Income before income taxes for the six month period at Tesma's North American operations decreased 4% to $51.1 million or 90% of consolidated income before income taxes, compared to $53.2 million or 83% for the same period in fiscal 2001. For the quarter, the decrease was only 2% to $21.6 million this year from $22.1 million a year ago, despite the $2.4 million of transaction costs and specific charges. Income before income taxes at Tesma's European operations fell 39% in the first six months of fiscal 2002 contributing $5.4 million or 10% of the consolidated total, compared to $8.9 million or 14% a year ago. For the quarter, results were down from $4.7 million last year to $1.9 million this year, as launch costs and continued losses at our die casting facility hurt earnings. The Asia-Pacific and South American operations which include our engineering and marketing offices in Brazil, Japan and Korea, incurred a loss of $0.1 million compared to $2.0 million of income for the same period a year ago, as lower sales, higher research and development costs on several new programs and an increase in marketing costs negatively impacted results. For the quarter, income before income taxes was $0.1 million compared to $1.0 million for the same period a year ago.

Income Taxes

Tesma's effective income tax rate decreased to 35.4% for the first six months of fiscal 2002 versus 36.7% a year ago and for the quarter was 38.8% compared to 35.9% last year. The effective rates in the quarter and year-to-date have been impacted by the abandoned merger transaction costs which are not tax deductible, higher losses at one of our foreign operations that are not tax effected, offset somewhat by the reduction in the Canadian statutory income tax rate from 34.7% to 34.0%, the reduction in the German income tax rate upon the elimination of the tiered tax system in Germany effective for years commencing after December 31, 2000, the absence of non-deductible goodwill in the current year and tax rate changes in both Germany and South Korea which resulted in reductions to future tax liabilities.

Net Income

Tesma's net income attributable to Class A Subordinate Voting Shares and Class B Shares decreased by 10% to $36.5 million for the six month period compared to $40.6 million for the same period in fiscal 2001. Net income for the quarter was $14.4 million compared to $17.8 million in the second quarter of fiscal 2001.

Earnings Per Share

On a diluted basis, earnings per Class A Subordinate Voting Share or Class B Share for the six month period was $1.23 compared to $1.37 in the previous year and for the second quarter decreased 18% to $0.49 from $0.60 in the same period in fiscal 2001. The decline was primarily related to the decrease in net income. The impact of the abandoned merger costs was to decrease earnings per share on a diluted basis by $0.04.

For the six month period, basic earnings per Class A Subordinate Voting Share or Class B Share decreased to $1.25 from $1.39 for the comparable period in fiscal 2001 and declined 18% to $0.50 for the quarter from $0.61 a year ago. This reduction is primarily the result of the decrease in net income. The weighted average number of basic shares outstanding increased slightly due to the exercise of stock options over the last 12 months. The average number of diluted shares outstanding increased slightly from 29.5 million to 29.6 million.

Financial Condition, Liquidity and Capital Resources

Cash balances at January 31, 2002, net of bank indebtedness, were $2.8 million compared to $54.8 million at January 31, 2001 and $51.0 million at July 31, 2001. The decrease in the cash balances by $48.2 million since July 31, 2001 was a result of investing cash in non-cash working capital, capital expenditures, the repayment of debt and the payment of dividends, offset by cash generated by operations.

Operating Activities

Cash provided from operations, before the effect of changes in non-cash working capital, increased slightly to $66.7 million for the first six months of fiscal 2002 and for the quarter increased by $0.2 million to $31.3 million. The amount of cash used for non-cash working capital in the quarter was $9.9 million compared to $0.7 million in the same period a year ago. The use is due primarily to additional refundable withholding taxes of $5.6 million remitted on dividends paid out of two of our German subsidiaries in the quarter and lower levels of accounts payable at the quarter end. As a result, cash provided by operating activities increased to $39.0 million for the six month period, but decreased to $21.4 million for the quarter.

Investing Activities

Investment spending for the first six months of 2002 increased to $77.2 million, net of proceeds from dispositions, compared to $46.5 million for the same period a year ago. Year-to-date, cash spent on capital assets increased to $76.7 million from $45.7 million and for the quarter increased to $35.9 million from $28.7 million last year. For the first six months, capital spending included the payment of approximately $20 million for construction of a new manufacturing facility in our Transmission Technologies Group, expansions of two manufacturing facilities in our Engine Technologies Group and our new corporate office, with the balance of $56.7 million used mainly for the purchase of equipment to support new production programs.

Assets purchased for North American operations accounted for 81% of the total capital spending compared to 86% in fiscal 2001; 16% was for Tesma's European operations compared to 13% a year ago; and 3% was for Asia-Pacific compared to 1% in the prior year.

Financing Activities

Funds used to repay advances on operating lines of credit during the first six months of fiscal 2002 were $12.7 million, while in the quarter, funds provided through operating lines of credit were $11.1 million. In the prior year, the Company had drawn an additional $2.5 million in the first six months of the year and $1.2 million in the quarter.

Scheduled debt repayments of $1.8 million were made during the quarter compared to $2.4 million in the same period a year ago and for the first six months were $2.7 million and $4.3 million, respectively.

The quarterly dividend rate was $0.16 per Class A Subordinate Voting Share and Class B Share for both quarters in fiscal 2002. Dividends of $9.4 million for the year and $4.7 million for the quarter were paid during fiscal 2002 and are consistent with amounts paid in the same periods a year ago.

Tesma's financial position remained strong at the end of the second quarter of fiscal 2002. Our asset base increased by 7% in the quarter to $777.2 million compared to $727.9 million a year ago and our ratio of long-term debt to total capitalization declined to 0.14:1 , an improvement from the 0.15:1 as at July 31, 2001.

Outlook

During the most recent quarter, North American OEMs increased production by an average of 2% over the prior year which reflects a dramatic difference from the 10% to 17% production cutbacks that we had experienced in the previous four quarters. However, much of this production increase was fueled by aggressive incentive campaigns implemented by the "Big Three" which have increased their market share and reduced inventory levels versus a year ago. While this presents a positive situation in the short term, it may have pulled forward production from the next few quarters. We expect that North American production volumes will be flat to slightly lower for the next two quarters. In Europe, volumes softened significantly during the latest quarter and we believe that it would not be unreasonable to expect double digit declines in European production volumes over the next few quarters. It is expected that this will result in an overall growth rate in Tesma's sales of approximately 5% to 7% for fiscal 2002. Our Company's strong business fundamentals and solid financial position has allowed us to develop and launch new business during a period of economic uncertainty and significant industry production cutbacks, while maintaining full service support for our customers. We continue to invest heavily in two areas which we consider to be our competitive strengths – technology and people. It is these strengths that will continue to propel Tesma forward.

Contingencies

From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 18 of the Company's fiscal 2001 consolidated financial statements.

Other Developments

STT Acquisition
Effective December 31, 2001, the Company acquired an additional 30% interest in STT Technologies Inc. (STT) for nominal cash consideration, increasing the Company's ownership to 75%. Goodwill of $0.6 million was recorded on the transaction. Pursuant to agreements executed on the purchase, the only other remaining shareholder has the option to purchase an additional 25% equity ownership interest in STT from the Company at any time prior to August 1, 2004 at a formula price. While the option is outstanding, the Company and the other remaining shareholder each retain the right to nominate one of the two directors composing the STT board of directors.

Abandoned Merger with Magna Steyr
As previously announced on December 11, 2001, Tesma and Magna had agreed not to proceed with the proposed merger of Tesma and the Magna Steyr Group at that time. As a result of this decision not to proceed with the Magna Steyr merger transaction as described in the Company's proxy circular dated November 1, 2001, costs totaling $1.1 million (net of a $2.0 million recovery from Magna pursuant to the merger agreement between Tesma and Magna) that had been incurred specifically for the merger transaction were expensed by the Company in the second quarter.

On March 12, 2002, Tesma announced the end of the merger discussions with Magna Steyr in light of the additional vehicle assembly capacity being acquired by Magna Steyr in the Eurostar transaction.

Risks and Uncertainties

This Management's Discussion and Analysis (and other information contained in this Report to Shareholders) may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual results or anticipated events to differ materially from those expressed or implied herein. These factors include, but are not limited to: Tesma's operating and/or financial performance; changes in the various economies in which Tesma operates; Tesma's relationship with Magna; fluctuations in interest rates; environmental emission and safety regulations; fuel prices; the extent of OEM outsourcing; industry cyclicality (including reductions or increases in production volumes); trade and labour disruptions; customer pricing pressures, price concessions and cost absorptions; warranty, recall and product liability claims; delays in program launches; Tesma's dependence on certain engine and transmission programs; Tesma's relationships with and dependence on certain customers; currency exposure; technological developments by Tesma's competitors; governmental, environmental and regulatory policies; changes in the competitive environment in which Tesma operates; and other factors as set out in Tesma's Form 40-F for its fiscal year ended July 31, 2001 and subsequent SEC filings. Tesma disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

TESMA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars in thousands)

	As at January 31, 2002 (unaudited)	As at July 31, 2001 (audited)
ASSETS		
Cash and cash equivalents	$ 35,247	$ 95,703
Accounts receivable (Note 6)	188,419	172,803
Inventories	96,912	93,735
Future tax assets	9,720	9,570
Prepaid expenses and other	14,583	11,091
	344,881	382,902
Capital assets	403,915	349,008
Goodwill (Note 2(a))	21,218	19,231
Other assets	7,167	7,199
	$777,181	$758,340
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank indebtedness	$ 32,398	$ 44,706
Accounts payable	92,645	86,581
Accrued salaries and wages	30,065	35,868
Other accrued liabilities	37,507	30,178
Income taxes payable	3,166	11,019
Long-term debt due within one year	4,263	4,342
	200,044	212,694
Long-term debt	75,549	77,221
Future tax liabilities	36,096	34,200
SHAREHOLDERS' EQUITY		
Class A Subordinate Voting Shares (Note 5) (authorized: unlimited, issued: 15,173,379; July 31, 2001 – 15,042,379)	189,032	187,643
Class B Shares (Note 5) (authorized: unlimited, issued: 14,223,900; July 31, 2001 – 14,223,900)	2,583	2,583
Retained earnings	279,532	252,435
Currency translation adjustment	(5,655)	(8,436)
	465,492	434,225
	$777,181	$758,340

TESMA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(Canadian dollars in thousands, except share and per share figures)
(Unaudited)

	THREE MONTHS ENDED January 31		SIX MONTHS ENDED January 31	
	2002	2001 [restated, see Note 2(c)]	2002	2001 [restated, see Note 2(c)]
Sales	$317,727	$282,292	$634,634	$584,399
Cost of goods sold	250,921	219,329	497,966	448,700
Depreciation and amortization (Note 2 (a))	14,835	12,986	28,540	25,181
Selling, general and administrative (Note 6)	22,247	18,296	40,942	38,969
Interest, net	1,056	533	1,731	367
Affiliation fees and other charges	5,106	3,392	9,043	7,110
Income before income taxes	23,562	27,756	56,412	64,072
Income taxes	9,132	9,956	19,944	23,511
Net income for the period attributable to Class A Subordinate Voting Shares and Class B Shares	14,430	17,800	36,468	40,561
Retained earnings, beginning of period	269,790	200,698	252,435	186,554
Dividends on Class A Subordinate Voting Shares and Class B Shares	(4,688)	(4,673)	(9,371)	(9,345)
Cumulative adjustment for change in accounting policy (Note 2 (b))	-	-	-	(3,945)
Surrender of stock options	-	(417)	-	(417)
Retained earnings, end of period	$279,532	$213,408	$279,532	$213,408
Earnings per Class A Subordinate Voting Share or Class B Share (Note 2 (c))				
Basic	$0.50	$0.61	$1.25	$1.39
Diluted	$0.49	$0.60	$1.23	$1.37
Average number of Class A Subordinate Voting Shares and Class B Shares outstanding (in millions) (Note 2 (c))				
Basic	29.3	29.2	29.3	29.2
Diluted	29.7	29.5	29.6	29.5

TESMA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars in thousands)
(Unaudited)

	THREE MONTHS ENDED January 31		SIX MONTHS ENDED January 31	
	2002	2001	2002	2001
CASH PROVIDED FROM (USED FOR):				
OPERATING ACTIVITIES				
Net income	$ 14,430	$ 17,800	$ 36,468	$ 40,561
Items not involving current cash flows	16,875	13,331	30,195	26,038
	31,305	31,131	66,663	66,599
Changes in non-cash working capital	(9,875)	(709)	(27,687)	(47,116)
	21,430	30,422	38,976	19,483
INVESTING ACTIVITIES				
Capital asset additions	(35,922)	(28,723)	(76,718)	(45,681)
Increased investment in subsidiaries	(801)	(128)	(801)	(928)
Decrease (increase) in other assets	(1,004)	62	(1,052)	(10)
Proceeds from disposition of capital and other assets	499	51	754	133
Cash and cash equivalents acquired on additional investment in subsidiary (Note 3)	599	-	599	-
	(36,629)	(28,738)	(77,218)	(46,486)
FINANCING ACTIVITIES				
Increase (decrease) in bank indebtedness	11,130	1,155	(12,667)	2,458
Dividends on Class A Subordinate Voting Shares and Class B Shares	(4,687)	(4,672)	(9,370)	(9,344)
Issues of long-term debt	-	-	124	-
Repayments of long-term debt	(1,808)	(2,410)	(2,747)	(4,345)
Issuance of Class A Subordinate Voting Shares	1,389	171	1,389	996
Surrender of stock options	-	(417)	-	(417)
	6,024	(6,173)	(23,271)	(10,652)
Effect of exchange rate changes on cash and cash equivalents	(295)	638	1,057	583
Net decrease in cash and cash equivalents during the period	(9,470)	(3,851)	(60,456)	(37,072)
Cash and cash equivalents, beginning of period	44,717	109,883	95,703	143,104
Cash and cash equivalents, end of period	$ 35,247	$106,032	$ 35,247	$106,032

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the Company's 2001 Annual Report, except as described in Note 2 (a).

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 annual consolidated financial statements as contained in the Company's 2001 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at January 31, 2002 and the results of operations and cash flows for the three month and six month periods ended January 31, 2002 and 2001.

2. Accounting Changes

(a) Effective August 1, 2001, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Handbook Section 3062, "Goodwill and Other Intangible Assets" (CICA 3062). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life. In accordance with CICA 3062, the Company has applied the recommendations prospectively, without restatement of any comparative periods.

Upon adoption of the new recommendations, the Company has ceased recording amortization of existing goodwill and has evaluated the specific goodwill attributable to reporting segments for impairment, determining that no impairment charge is currently required. The impact of applying the new recommendations for the six months ended January 31, 2002 was to increase net income attributable to Class A Subordinate Voting Shares and Class B Shares by approximately $0.9 million, representing the amount that would have been recorded as goodwill amortization for the period under the old rules.

(b) In fiscal 2001, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Handbook Section 3465, "Income Taxes", for the accounting and disclosure of income taxes.

These recommendations were adopted without restating the financial statements of any prior periods and the cumulative adjustment as a result of adopting the recommendations was recorded as a decrease in retained earnings of $3.9 million and an increase in future tax liabilities of $3.9 million.

(c) In fiscal 2001, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Handbook Section 3500, "Earnings Per Share", for the presentation and disclosure of basic and diluted earnings per share. The Company adopted the new recommendations retroactively, and accordingly, the presentation in the consolidated financial statements of the Company for the comparative periods presented were restated.

The retroactive impact of adopting the new recommendations on the three and six month periods ended January 31, 2002 was to increase diluted earnings per Class A Subordinate Voting Share or Class B Share by $0.02 and $0.02 respectively, and to reduce the average number of diluted Class A Subordinate Voting and Class B Shares outstanding by 1.1 million for both periods.

3. Business Acquisitions

Effective December 31, 2001, the Company acquired an additional 30% interest in STT Technologies Inc. (STT) for nominal cash consideration, increasing the Company's ownership to 75%. Goodwill of $0.6 million was recorded on the transaction. Pursuant to agreements executed on the purchase, the only other remaining shareholder has the option to purchase an additional 25% equity ownership interest in STT from the Company at any time prior to August

1, 2004 at a formula price. While the option is outstanding, the Company and the other remaining shareholder each retain the right to nominate one of the two directors composing the STT board of directors.

4. Segmented Information

The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier 1 powertrain component manufacturers.

The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region. The Company currently operates in four geographic segments of which only two are reportable segments. The accounting policies for the segments are the same as those described in Note 1 to the July 31, 2001 consolidated financial statements and intersegment sales are accounted for at prices which approximate fair value.

Executive management assesses the performance of each segment based on income before income taxes as the management of income tax expense is centralized.

Three months ended January 31, 2002	North American Automotive	European Automotive	Other Automotive	Total
		[Canadian dollars in thousands]		
Total Sales	$ 254,371	$ 57,072	$ 10,075	$ 321,518
Intersegment sales	3,193	598	-	3,791
Sales to external customers	$ 251,178	$ 56,474	$ 10,075	$ 317,727
Depreciation and amortization	$ 11,258	$ 2,544	$ 1,033	$ 14,835
Interest, net	$ 677	$ 46	$ 333	$ 1,056
Income before income taxes	$ 21,585	$ 1,935	$ 42	$ 23,562
Capital assets, net	$ 296,280	$ 71,762	$ 35,873	$ 403,915
Capital asset additions	$ 28,648	$ 5,902	$ 1,372	$ 35,922
Goodwill, net (Note 2 (a))	$ 19,857	$ 1,361	$ -	$ 21,218

Three months ended January 31, 2001	North American Automotive	European Automotive	Other Automotive	Total
		[Canadian dollars in thousands]		
Total Sales	$ 218,200	$ 53,727	$ 12,740	$ 284,667
Intersegment sales	1,664	711	-	2,375
Sales to external customers	$ 216,536	$ 53,016	$ 12,740	$ 282,292
Depreciation and amortization	$ 9,742	$ 2,186	$ 1,058	$ 12,986
Interest, net	$ 24	$ 26	$ 483	$ 533
Income before income taxes	$ 22,117	$ 4,703	$ 936	$ 27,756
Capital assets, net	$ 228,489	$ 60,043	$ 35,348	$ 323,880
Capital asset additions	$ 25,265	$ 3,208	$ 250	$ 28,723
Goodwill, net (Note 2 (a))	$ 18,241	$ 1,533	$ 128	$ 19,902

Six months ended January 31, 2002		North American Automotive		European Automotive		Other Automotive		Total
			[Canadian dollars in thousands]					
Total Sales	$	506,307	$	115,467	$	19,551	$	641,325
Intersegment sales		5,496		1,195		-		6,691
Sales to external customers	$	500,811	$	114,272	$	19,551	$	634,634
Depreciation and amortization	$	21,365	$	5,038	$	2,137	$	28,540
Interest, net	$	798	$	205	$	728	$	1,731
Income before income taxes	$	51,086	$	5,464	$	(138)	$	56,412
Capital assets, net	$	296,280	$	71,762	$	35,873	$	403,915
Capital asset additions	$	62,117	$	12,220	$	2,381	$	76,718
Goodwill, net (Note 2 (a))	$	19,857	$	1,361	$	0	$	21,218

Six months ended January 31, 2001		North American Automotive		European Automotive		Other Automotive		Total
			[Canadian dollars in thousands]					
Total Sales	$	462,274	$	102,975	$	24,004	$	589,253
Intersegment sales		3,590		1,264		-		4,854
Sales to external customers	$	458,684	$	101,711	$	24,004	$	584,399
Depreciation and amortization	$	18,635	$	4,248	$	2,298	$	25,181
Interest, net	$	(517)	$	(166)	$	1,050	$	367
Income before income taxes	$	53,222	$	8,883	$	1,967	$	64,072
Capital assets, net	$	228,489	$	60,043	$	35,348	$	323,880
Capital asset additions	$	39,402	$	5,785	$	494	$	45,681
Goodwill, net	$	18,241	$	1,533	$	128	$	19,902

5. Capital Stock

Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at July 31, 2001. For details concerning the nature of the Company's securities, please refer to Note 10 "Capital Stock" of the Company's 2001 Annual Report.

Options

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options as at January 31, 2002 were exercised:

	Number of Shares
Class A Subordinate Voting Shares outstanding as at January 31, 2002	15,173,379
Class B Shares outstanding as at January 31, 2002	14,223,900
Options to purchase Class A Subordinate Voting Shares	1,302,400
	30,699,679

The maximum number of shares reserved to be issued for stock options is 3,000,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares as at January 31, 2002 is 44,500.

6. Related Party Transactions

(a) As previously announced on December 11, 2001, the Company and Magna International Inc. agreed not to proceed with the proposed merger of the Company and the Magna Steyr Group. The decision was based on Magna's announcement that the Magna Steyr Group had commenced negotiations with DaimlerChrysler concerning the acquisition of its Eurostar assembly facility. As a result, costs totaling $1.1 million (net of a $2.0 million recovery from Magna pursuant to the merger agreement between the Company and Magna) that had been incurred specifically for the merger transaction were expensed by the Company in the second quarter.

On March 12, 2002, Tesma announced the end of merger discussions with Magna Steyr.

(b) During the quarter, the Company recorded a $1.3 million reimbursement of costs to Magna relating to various specific services provided to the Company and its operating divisions, including WAN infrastructure costs, apprenticeship management and other training costs in respect of calendar 2001, which were not previously provided for.

OFFICERS

Manfred Gingl
President & Chief Executive Officer

Anthony E. Dobranowski
Executive Vice President & Chief Financial Officer

Pasquale Cerullo
Executive Vice President, Sales, Marketing and Corporate Development

James L. Moulds
Vice President, Finance and Controller

Stefan T. Proniuk
Vice President, Secretary & General Counsel

STOCK LISTINGS

Class A Subordinate Voting Shares
The Toronto Stock Exchange - TSM.A
NASDAQ - TSMA

TRANSFER AGENTS AND REGISTRARS

Class A Subordinate Voting Shares
Canada: Computershare Trust Company of Canada, Toronto
United States: Computershare Trust Company, New York

INVESTOR INFORMATION

Registered shareholders of the Company and non-registered shareholders on our supplementary mailing list automatically receive Tesma's Annual and Quarterly Reports. If you wish to be placed on our supplementary mailing list, please contact:

Lynn Riley, Manager Investor Relations
Telephone: 905 417-2160
Facsimile: 905 417-2148
e-mail: lynn.riley@tesma.com

For additional information regarding the Company, please contact:

Anthony E. Dobranowski,
Executive Vice President & Chief Financial Officer
Telephone: 905 417-2155
Facsimile: 905 417-2148
e-mail: tony.dobranowski@tesma.com

Tesma

CORPORATE OFFICE LOCATION

1000 Tesma Way
Concord, Ontario, L4K 5R8
Telephone: 905 417-2100
Facsimile: 905 417-2101
www.tesma.com